UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
______________________
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the year ended December 31, 2023
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission File Number: 1-39093
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
BellRing Brands, Inc. 401(k) Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, MO 63144

BellRing Brands, Inc.
401(k) Plan

i

Report of Independent Registered Public Accounting Firm
Employee Benefit Trustees Committee and Plan Administrator
BellRing Brands, Inc. 401(k) Plan
St. Louis, Missouri

Opinion On The Financial Statements
We have audited the accompanying statement of net assets available for benefits of BellRing Brands, Inc. 401(k) Plan (the Plan) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis For Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplementary Information
The supplementary information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Rubin Brown LLP
St. Louis, Missouri
We have served as the Plan’s auditor since 2024.
June 26, 2024

Report of Independent Registered Public Accounting Firm

To the Employee Benefit Trustees Committee of BellRing Brands, Inc. and
Administrator of the BellRing Brands, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of BellRing Brands, Inc. 401(k) Plan (the “Plan”) as of December 31, 2022 and the related notes to the financial statements. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

/s/ Armanino LLP
St. Louis, Missouri
We began serving as the Plan’s auditor in 2020. In 2023, we became the predecessor auditor.
June 23, 2023

BellRing Brands, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2023	2022
Investments, at fair value	$34,437	$24,673
Notes receivable from participants	368	284
Net assets available for benefits	$34,805	$24,957
See accompanying Notes to Financial Statements.

BellRing Brands, Inc.
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended December 31, 2023
Additions
Investment income:
Interest and dividend income, investments	$468
Net appreciation in fair value, investments	5,319
Net investment income	5,787

Contributions:
Company	1,689
Participant	3,324
Rollovers	1,107
Total contributions	6,120

Interest income from notes receivable from participants	21

Total additions	11,928

Deductions
Payment of benefits	2,061
Other	19
Total deductions	2,080

Net increase in assets available for benefits	9,848

Net assets available for benefits:
Beginning of year	24,957
End of year	$34,805
See accompanying Notes to Financial Statements.

BellRing Brands, Inc. 401(k) Plan
Notes to Financial Statements
NOTE 1 – DESCRIPTION OF PLAN
The following description of the BellRing Brands, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
In 2019, BellRing Intermediate Holdings, Inc. (formerly known as BellRing Brands, Inc.) (“Old BellRing”) closed its initial public offering (the “IPO”) and contributed the net proceeds from the IPO to BellRing Brands, LLC, a Delaware limited liability company and subsidiary of Old BellRing (“BellRing LLC”), in exchange for a portion of the economic interest in BellRing LLC. As a result of the IPO and certain other transactions completed in connection with the IPO, BellRing LLC became the holder of the active nutrition business of Post Holdings, Inc. (“Post”), and Post maintained the remaining portion of economic interest in BellRing LLC.
In 2022, BellRing Brands, Inc. (formerly known as BellRing Distribution, LLC) (“BellRing”) converted into a Delaware corporation and Post distributed a portion of its economic interest in BellRing to Post shareholders in a pro-rata distribution (the “Spin-off”). The Spin-off resulted in Post shareholders, including Plan participants who held investments in Post common stock, receiving 1.267788 shares of BellRing common stock. In addition, BellRing shareholders at the time of the Spin-off received cash as merger consideration, which was invested in age-appropriate target date retirement funds within the Plan for Plan participants who held investments in BellRing common stock.
Unless otherwise indicated or the context otherwise requires, all references in this report to “the Company” refer to Old BellRing and its consolidated subsidiaries during the periods prior to the Spin-off and BellRing and its consolidated subsidiaries during the periods subsequent to the Spin-off. The term “BellRing common stock” generally refers to Old BellRing Class A common stock, $0.01 par value per share, during the periods prior to the Spin-off and to BellRing common stock, $0.01 par value per share, during the periods subsequent to the Spin-off.
The Company adopted the Plan on January 1, 2020 (the “Effective Date”). The Company employees who were participants in the Post Holdings, Inc. Savings Investment Plan (the “Post Plan”) at the Effective Date ceased participation in the Post Plan and were no longer eligible to make contributions to the Post Plan. The Company’s current employees’ account balances in the Post Plan at the time of adoption were transferred from the trust for the Post Plan to the trust for the Plan (“trust-to-trust transfer”) following the Effective Date. The Company’s former employees’ account balances that were still in the Post Plan prior to the Effective Date were not transferred in the trust-to-trust transfer.
The Plan is a defined contribution plan, the purpose of which is to permit deferrals of compensation by eligible employees of the Company and of participating subsidiaries and affiliates and to provide these employees with the opportunity to invest in funds for the purpose of saving for retirement.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary requirements, as well as to meet the minimum standards for participation and vesting. The Plan is also intended to qualify as a cash or deferred profit sharing plan under section 401(k) of the Code.
Plan Participation
All regular domestic employees are eligible to participate in the Plan subject to the Plan’s eligibility rules. Eligible employees generally may begin making employee deferrals on their date of hire.
Plan Administration
The Plan is administered by the Company, with certain ministerial functions associated with day-to-day administration delegated to Post under a master service agreement. Except for matters required by the terms of the Plan to be decided by the trustee or matters delegated to the Company’s Employee Benefit Trustees Committee (the “EBTC”), the Plan administrator has the exclusive right to interpret the Plan and to decide any and all matters arising under the Plan or in connection with its administration. The Plan designates the EBTC as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets. The Plan designates the EBTC as the claims fiduciary for the Plan. Certain Plan expenses are paid by the Company.

Contributions
In 2023, the pre-tax contribution amount, Roth contribution (after-tax) amount or combination of pre-tax and Roth contributions was limited to $22,500 per calendar year for each participant, and a catch-up contribution for individuals age 50 or over was limited to $7,500 per calendar year for each participant. Subject to such limitations, participants may generally make Roth or pre-tax contributions of 1% to 50% of their compensation in 1% increments.
Participant contributions may be invested in any of the available investment funds except for the Post Common Stock Fund, as discussed below. Participant contributions, and earnings thereon, are vested and non-forfeitable from the time made.
The Company generally matches a percentage of compensation that a participant contributes to the Plan up to 6% of compensation, beginning on the first month following one year of service. Company safe harbor matching contributions and earnings thereon generally vest 100% upon eligibility.
Investment Options
All contributions are deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (“Vanguard”) or any successor trustee as may be selected by the EBTC. The values of the trust funds change according to increases or decreases in the values of the investments, gains or losses on sales of investments held therein and income from dividends and interest. In addition, Vanguard performs all record-keeping functions for the Plan. The trustee maintains as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. Participants are able to allocate their contributions among the available investment options, including mutual funds, collective trusts and a BellRing Common Stock Fund. In addition, the Plan investments include a Post Common Stock Fund, which was transferred to the Plan during the trust-to-trust transfer and is not open to new investment in the Plan.
Withdrawals, Notes Receivable and Forfeitures
Upon participant termination, retirement, disability or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several alternatives regarding the timing of distributions. Plan withdrawals from certain contribution accounts may be made prior to termination or retirement if a participant is at least age 59-1/2 or for cases of hardship. Hardship withdrawals are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company, as defined within the Plan document.
The Plan, subject to certain rules and regulations, permits participants to borrow from their vested account balances. Such loans will be permitted for any purpose, provided certain Plan conditions and certain other conditions as prescribed by federal law are met. Generally, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis, and as reported in The Wall Street Journal, plus one percentage point. Principal and interest are generally paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company.
Upon termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to fund Company matching contributions required under the Plan. Forfeitures, net of amounts restored, were immaterial during the year ended December 31, 2023.
Amendments and Termination
The Board of Directors of the Company delegated authority to amend the Plan to 1) the President and Chief Executive Officer, General Counsel and Vice President of People of the Company, provided that any such amendment is not reasonably expected to increase the Company's liability with respect to the Plan by more than $5,000,000, determined on a present value basis, and 2) the chairman of the EBTC, provided that any such amendment is not reasonably expected to increase the Company’s liability with respect to the Plan by more than $15,000,000, determined on a present value basis. The Company may terminate the Plan or amend the Plan so that Company matching contributions cease, subject to the provisions of ERISA. In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded upon distribution.
Investment Valuation
The Plan’s investments are stated at fair value or net asset value (“NAV”) for mutual funds and collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The EBTC determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisors and custodian. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments is comprised of net realized and unrealized gains and losses. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities may occur in the near term. If this occurs, a change in the value of participants' account balances could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 3 – FAIR VALUE MEASUREMENTS
The following table presents the Plan’s assets measured at fair value on a recurring basis and the basis for that measurement according to the levels in the fair value hierarchy in Accounting Standards Codification Topic 820, “Fair Value Measurement.”

	December 31, 2023		December 31, 2022
dollars in thousands	Total	Level 1	Total	Level 1
Mutual Funds	$15,288	$15,288	$10,637	$10,637
Common Stock Funds (a)	2,361	2,361	1,328	1,328
Collective Trusts	16,788	16,788	12,708	12,708
	$34,437	$34,437	$24,673	$24,673
(a)As of both December 31, 2023 and 2022, the common stock held by the Plan consisted of BellRing common stock held in the BellRing Common Stock Fund and Post common stock transferred from the Post Plan held in the Post Common Stock Fund. See Note 1 for information regarding the Post Common Stock Fund.
The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions.
The following is a description of the valuation methodologies used for assets measured at fair value:
Mutual Funds — Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stock Funds — The BellRing Common Stock Fund and Post Common Stock Fund are valued at quoted market prices of shares held by the Plan on the last business day of the Plan year plus any uninvested cash holdings.

Collective Trusts — The collective trusts are valued at the NAV of the units held by the Plan, which is based on the daily closing price of the funds as reported by the collective trust and available for participants to transact on. The daily closing price of the funds is readily determinable and based on the quoted market prices of the underlying assets held in the collective trusts. The collective trusts held by the Plan are deemed to be actively traded.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investment securities could result in a different fair value measurement at the reporting date and it is therefore, at least reasonably possible, that these differences could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of BellRing common stock. BellRing is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2023, these shares had a total cost basis of $803,023 and a fair market value of $1,938,134. During 2023, the Plan purchased $173,504 and sold $104,889 of such assets. At December 31, 2022, these shares had a total cost basis of $687,544 and a fair market value of $850,362. During 2022, the Plan purchased $121,537 and sold $83,627 of such assets, and received such assets in connection with the Spin-off with a cost basis of $126,788 and a fair market value of $183,844 (see Note 1 for further information).
Certain Plan investments are shares of Post common stock (see Note 1 for further information). Transactions of Post common stock qualify as related party transactions and party-in-interest transactions under the provisions of ERISA as certain of the Company’s officers and/or directors serve as officers and/or directors of Post and Post provides certain plan administrative services to the Plan under a master services agreement. At December 31, 2023, these shares had a total cost basis of $232,592 and a fair market value of $422,422. During 2023, the Plan made no purchases of Post common stock and sold $42,167 of such assets. At December 31, 2022, these shares had a total cost basis of $260,630 and a fair market value of $477,859. During 2022, the Plan made no purchases of Post common stock and sold $10,731 of such assets. In addition, the cost basis of Post common stock was reduced by $126,788 in connection with the Spin-off during 2022.
The Plan invests in shares of mutual funds and units of collective trusts managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.
Fees paid by the Plan for administrative services were $20,199 for the year ended December 31, 2023.
NOTE 5 – INCOME TAX STATUS
The Plan obtained its latest determination letter on October 29, 2020 in which the Internal Revenue Service (“IRS”) stated that the Plan, as designed as of May 27, 2020, was in compliance with the applicable requirements of the Code as a qualified plan exempt from income tax. The Plan has been amended since receiving the most recent determination letter. The Plan’s administrator and legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

BellRing Brands, Inc.
401(k) Plan
EIN 87-3296749 Plan 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	The Vanguard Group	Mutual Fund - Vanguard Explorer Fund Admiral Shares	**	$544,541
*	The Vanguard Group	Mutual Fund - Vanguard Extended Market Index Fund Institutional Shares	**	1,055,999
*	The Vanguard Group	Mutual Fund - Vanguard Federal Money Market Fund	**	620,872
*	The Vanguard Group	Mutual Fund - Vanguard Institutional Index Fund	**	5,659,602
*	The Vanguard Group	Mutual Fund - Vanguard International Growth Fund Admiral Shares	**	742,121
*	The Vanguard Group	Mutual Fund - Vanguard PRIMECAP Fund Admiral Shares	**	1,493,917
*	The Vanguard Group	Mutual Fund - Vanguard Real Estate Index Fund Institutional Shares	**	496,151
*	The Vanguard Group	Mutual Fund - Vanguard Small-Cap Index Fund Institutional Shares	**	1,059,608
*	The Vanguard Group	Mutual Fund - Vanguard Strategic Small-Cap Equity Fund	**	255,647
*	The Vanguard Group	Mutual Fund - Vanguard Total Bond Market Index Fund Instl Shares	**	1,156,002
*	The Vanguard Group	Mutual Fund - Vanguard Total Intl Bond Index Fund Admiral Shares	**	261,305
*	The Vanguard Group	Mutual Fund - Vanguard Total Intl Stock Index Fund Instl Shares	**	1,375,148
*	The Vanguard Group	Mutual Fund - Vanguard Wellington Fund Admiral Shares	**	252,830
*	The Vanguard Group	Mutual Fund - Vanguard Windsor II Fund Admiral Shares	**	314,878
		Total Investment in Shares in Mutual Funds		15,288,621
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2020 Trust I	**	108,091
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2025 Trust I	**	1,111,139
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2030 Trust I	**	2,124,975
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2035 Trust I	**	1,032,131
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2040 Trust I	**	2,935,194
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2045 Trust I	**	2,839,621
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2050 Trust I	**	3,090,732
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2055 Trust I	**	2,259,700
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2060 Trust I	**	1,068,335
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2065 Trust I	**	93,875
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2070 Trust I	**	21,142
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement Income Trust I	**	23,372
*	The Vanguard Group	Collective Trust - Vanguard Retirement Savings Trust III	**	80,098
		Total Investment in Units in Collective Trusts		16,788,405
*	Post Holdings, Inc.	Common Stock Fund - Post Holdings, Inc. Common Stock	**	422,422
*	BellRing Brands, Inc.	Common Stock Fund - BellRing Brands, Inc. Common Stock	**	1,938,134
*	Participant Loans	Participant Loans (various maturity dates, 4.25% - 9.5% interest)	—	367,733
				$34,805,315
* Party-in-Interest
** Participant-directed investment

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Rubin Brown LLP, Independent Registered Public Accounting Firm
23.2	Consent of Armanino LLP, Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the BellRing Brands, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2024	BellRing Brands, Inc.
401(k) Plan

	By:	/s/ Paul A. Rode
Name: Paul A. Rode
Title: Chairman
BellRing Brands, Inc.
Employee Benefit Trustees Committee